FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

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This Form 6-K consists of an announcement on the connected transaction between Huaneng Power International, Inc. (the "Registrant") and Jiangsu Power, made by the Registrant on December 12, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    December 12, 2008

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION
▪
On 11 December 2008, the Company entered into the Transfer Agreement with Jiangsu Power, pursuant to which the Company agreed to acquire from Jiangsu Power its 10% equity interest in Huaiyin Power Plant Phase I for a consideration of RMB67,436,622.86. The purchase price will be settled in cash and funded by the Company´s internal cash surplus.

▪
Huaiyin Power Plant Phase I is a non wholly-owned subsidiary of the Company. As a substantial shareholder of Huaiyin Power Plant Phase I holding 10% equity interest, Jiangsu Power is a connected person to the Company under the Hong Kong Listing Rules. The transaction as contemplated by the Acquisition thus constitutes a connected transaction of the Company.

▪
Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY AND JIANGSU POWER

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, owning a generation capacity of 37,593 MW on an equity basis.

Jiangsu Power is a joint stock limited company incorporated in the PRC. Jiangsu Power is principally engaged in manufacturing, sale, investment and development of electricity and thermal products; electrical engineering designs; international electricity technology communication and cooperation; sale of petroleum and petroleum products, metals, electrical and technical equipments; leasing of installation; electricity technology consultancy and technology services. As at the date of this announcement, Jiangsu Power does not hold any shares in the Company.

Before the completion of the Acquisition, Jiangsu Power holds 10% equity interests in Huaiyin Power Plant Phase I, while the Company holds the remaining 90% equity interests. Therefore, as a substantial shareholder of the Company´s subsidiary, Huaiyin Power Plant Phase I, Jiangsu Power is a connected person to the Company under the Hong Kong Listing Rules. The Acquisition constitutes a connected transaction of the Company.

TRANSFER AGREEMENT

Date	:	11 December 2008
Parties	:	Jiangsu Power as seller the Company as purchaser
Interest to be acquired	:	10% equity interests in Huaiyin Power Plant Phase I
Consideration	:
The consideration for the purchase of 10% equity interests in Huaiyin Power Plant I is RMB67,436,622.86 which is to be payable in cash on the Closing date and to be funded by the Company’s internal cash surplus

Closing date	:	within ten working days from issuance of the share transfer certificate by the Shanghai United Assets and Equity Exchange or such later dates as mutually agreed by the parties

INFORMATION REGARDING HUAIYIN POWER PLANT PHASE I

Huaiyin Power Plant Phase I was constructed in early 1990s. It is located in the hinterland of the north Jiangsu power grid. The plant’s 2 x 200MW PRC-built coal-fired generating units commenced operation in November 1993 and August 1994, respectively. Upgrading of the two generating units was carried out in 2001 and 2002, respectively. As at 31 December 2007, the installed capacity of Huaiyin Power Plant Phase I reached 440MW.

Operating Data of Huaiyin Power Plant Phase I

The following table sets out certain operating data of Huaiyin Power Plant Phase I as at 31 December 2006, 31 December 2007, 30 June 2008 and for the year/period then ended:

	As at 31 December 2006	As at 31 December 2007	As at 30 June 2008

Installed capacity (MW)	440	440	220
Power generation (billion kWh)	1.918	0.933	0.481
Utilization hours (hours)	4,359.09	2,120.45	2,188.50
House consumption rate (%)	9.12	7.88	10.03
Average on-grid power tariff (RMB/MWh)	366.44	801.94	1,056.18
Coal consumption rate for power sold (grams/kWh)	360.08	351.67	366.49
Unit fuel cost for power sold (RMB/MWh)	187.05	208.79	286.76

Selected Financial Information of Huaiyin Power Plant Phase I

The following table sets out certain financial information of Huaiyin Power Plant Phase I as at 31 December 2006 (audited), 31 December 2007 (audited), 30 June 2008 (unaudited) and for the year/period then ended, prepared in accordance with International Financial Reporting Standards:

	As at 31 December 2006	As at 31 December 2007	As at 30 June 2008
	(audited) (in RMB)	(audited) (in RMB)	(unaudited) (in RMB)

Revenue from principal business	545,930,896.41	589,314,303.05	391,026,336.14
Operating profit	72,338,731.82	70,644,716.69	12,062,894.62
Net profit before taxation	63,878,867.36	58,852,556.52	6,433,434.83
Net profit after taxation	42,460,212.00	37,642,906.29	4,825,076.14
Total assets	749,003,121.14	741,209,207.74	922,326,488.06
Net assets	578,136,465.33	599,249,372.62	60,407,447.77

REASONS FOR THE ACQUISITION AND PRICING FACTORS

After the completion of the Acquisition, the Company will hold the entire equity interests in Huaiyin Power Plant Phase I. The Acquisition reflects the rationalisation of the shareholding structure of Huaiyin Power Plant Phase I by the Company, thereby paving ways to implement the policy of “replacing small coal-fired generation units with large coal-fired generation units” and to increase the generation capacity of existing large-scale high-efficiency generation units of the Company.

Facing new market situation, the Company has to bring its advantages of efficient, large-scale energy-saving generation units into full play. The two PRC-built coal-fired generation units of Huaiyin Power Plant Phase I commenced their operation in early 1990´s and have a total installed capacity of 440MW. After the completion of the Acquisition, the total installed capacity of the Company, on an equity basis, will increase by 44 MW. To facilitate the Company’s implementation of closing down the generation units of Huaiyin Power Plant Phase I, the Company will acquire the remaining equity interest of Huaiyin Power Plant Phase I from Jiangsu Power. The Company believes that the eventual closing down of the two coal-fired generation units at Huaiyin Power Plant Phase I is conducive to the continuous development strategy of the Company as the generation capacity of Huaiyin Power Plant Phase I will be appropriately allocated to the generation capacity of Jinling Power Plant and Nantong Power Plant, which are more advantageous than Huaiyin Power Plant Phase I in terms of scale of operation and cost-effectiveness.

According to the unaudited financial information of Huaiyin Power Plant Phase I as at 30 June 2008, the assets and liabilities attributable to the 10% equity interest was RMB92,232,648.81 and RMB31,825,204.03, respectively. The Acquisition has no material impact on the assets, liabilities and revenue of the Company.

Pursuant to the requirements of “Temporary Management Measures regarding Share Transfer of State Owned Enterprises”, finalisation of the consideration of the Acquisition will be concluded according to the bidding price as a result of a market-driven competitive bidding process. The sale of 10% equity interests in Huaiyin Power Plant Phase I was by way of an open auction sale in the PRC. The auction process was transparent and open. The final winning price was RMB67,436,622.86 which formed the consideration of the Acquisition. Such consideration also took into account the corresponding portion of Huaiyin Power Plant I’s unaudited net asset value as at 30 June 2008. According to the unaudited financial statements of Huaiyin Power Plant I, the corresponding portion of the book value of the net asset amounted to approximately RMB60,407,444. The final winning price represented a premium of approximately 11.63% over the corresponding portion of the book value of the net asset. The pricing level of the Acquisition reflected the value as viewed by the prevailing market.

The board of Directors believes that the price and the terms of Acquisition are fair and reasonable to the Company and its shareholders. The Acquisition will rationalise the shareholding of the Company in Huaiyin Power Plant Phase I and thus facilitate the implementation of the policy of “replacing small coal-fired generation units with large coal-fired generation units”, and to increase the generation capacity of existing large-scale high-efficiency generation units of the Company. The board of Directors is therefore of the view that the Acquisition is in the interests of the Company and its shareholders as a whole.

IMPLICATION UNDER HONG KONG LISTING RULES

The Acquisition constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

The Directors (including independent non-executive Directors) are of the view that the Transfer Agreement was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and the Transfer Agreement is in the interests of the Company and its shareholders as a whole.

DEFINITIONS

“Acquisition”	:	the purchase by the Company of the 10% equity interest in Huaiyin Power Plant Phase I from Jiangsu Power;
“Closing”	:	the closing of the Acquisition;
“Company”	:	Huaneng Power International, Inc.;
“Directors”	:	the Directors of the Company;
“Hong Kong Listing Rules”	:	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Huaiyin Power Plant Phase I”	:	Huaneng Haiyin Power Generation Co. Ltd, a company incorporated in the PRC with limited liability, with a registered capital of RMB265 million;
“Jiangsu Power”	:	Jiangsu Power Development Joint Stock Limited Company, a joint stock company incorporated in the PRC with limited liability;
“PRC”	:	the People´s Republic of China;

“RMB”	:	the lawful currency of the PRC;
“Stock Exchange”	:	The Stock Exchange of Hong Kong Limited;
“Transfer Agreement”	:	the transfer agreement dated 11 December 2008 entered into between the Company and Jiangsu Power relating to the purchase of the 10% equity interest in Huaiyin Power Plant Phase I.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
12 December 2008

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